

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2012

Via E-mail
John Storey
Chief Executive Officer
Earn-A-Car Inc.
Office 1 The Falls Centre
Corner Great North and Webb
Northmead, Benoni 1522
Republic of South Africa

> **Re: Earn-A-Car Inc. (formerly known as Victoria Internet Services, Inc.)**
> **Amendment No. 2 to Form 8-K**
> **Filed August 29, 2012**
> **File No. 333-165391**

Dear Mr. Storey:

We have reviewed your responses to the comments in our letter dated January 10, 2012 and have the following additional comments.

General

1.   At the conclusion of our letter dated January 10, 2012, we asked for a written statement from the company with certain acknowledgments. Please file as correspondence on EDGAR a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. You will note that we have reproduced the original request at the conclusion of this letter.

2.   We note your response to our prior comment 1 and reissue. We note that you entered into and simultaneously closed an Agreement and Plan of Reorganization on December 7, 2011 which appears to have involved the entry into a material definitive agreement, the completion of an acquisition of a significant amount of assets, a change in control of the company, the resignation of certain officers and directors, and the appointment of certain new officers and directors. We also note that you have not provided any disclosure under Items 1.01, 2.01, 5.01 or 5.02 of Form 8-K. To the extent the information required by such items has been provided under Item 5.06 of your report, please revise to include detailed cross references under Items 1.01, 2.01, 5.01 and 5.02 of your Form 8-K. Alternatively, please revise to include the information required under the applicable items of Form 8-K.

Item 5.06 Change in Shell Company Status, page 2

3. We note your response to our prior comment 3 and reissue in part. We also note your response that the forward stock split has been completed. Please revise the first paragraph to clarify that the forward stock split has been completed and that you are not awaiting any necessary approvals or clearances.

4. We note that you changed your name to Earn-A-Car, Inc. on February 10, 2012. Please revise one of the first paragraphs to clarify that the company has subsequently changed its name.

Business of EAC, page 2

5. We note your response to our prior comment 5 and reissue in part. Please revise to provide a more detailed summary of your business and current operations. We note your current operations appear to be focused on (i) the rental of cars to retail customers under long-term arrangements pursuant to a rent-to-own program and (ii) the sale of pre-owned vehicles to retail customers. Please revise to describe in greater detail your rent-to-own program and pre-owned business. For each principal service or business, please include sufficient detail so that investors can clearly understand your current operations. For example, describe in greater detail the typical terms and conditions which govern your rent-to-own program to include how such rental fees are determined, how the cash back amount is determined, how the up-front administration fee is determined, how and when these amounts are credited back to retail customers, and whether there are any limitations or conditions on receiving these credited amounts. In this regard, we note that certain of this information has been provided in the Our Business Model section on page 3. Consider combining these two sections to present a consolidated summary of your business and current operations.

6. We note your disclosure in the first paragraph that you currently own approximately 450 cars. Of this amount, please revise to clarify how many cars are dedicated to your rent-to-own program in comparison to the number of cars held for sale in your pre-owned business.

7. We note your disclosure in the first paragraph that you intend to grow your fleet of cars significantly. Please revise to add balancing language that there is no guarantee that you will be able to grow your fleet as anticipated.

8. We note your disclosure that the cash bonuses and up-front fee are sufficient cash to allow your customer to purchase the rental car or a similar car from you. Please revise to disclose the number of customers who have purchased their cars from you pursuant to such arrangement.

9. We note the disclosure that you "guarantee" that the loyalty bonuses and application of the up-front fee will be sufficient for your customer to purchase a car at the end of the rental relationship (typically four years). Please revise to explain your guarantee and disclose whether you will assist your customer to finance their purchase if they are unable to purchase the rental car at the expiration of the rental agreement.

Industry Overview, page 3

10. Please revise the last sentence. In this regard, we note that the reference to marketing costs appears misplaced in the context of discussing your ability to satisfy current demand. Please revise as applicable.

Our Business Model, page 3

11. We note your response to our prior comment 10 and reissue in part. We note your disclosure that loyalty cash bonuses typically range from $40 - $70 per month. Please revise to describe in greater detail how these amounts are determined.

12. We note your disclosure in the Industry Overview section on page 3 that you can only supply 1/70 of your car inquiries. We also note your disclosure in this section that you receive over 2,000 inquiries a month for approximately 20 cars. Please reconcile these disclosures. Please also revise each section to clarify your current ability to satisfy inquires under your rent-to-own program and include balancing disclosure in the last sentences of the first and second paragraphs of page 3 to clarify that the number of inquiries does not translate into the same number of actual business.

Employees, page 4

13. We note your response to our prior comment 16 and reissue. We note your disclosure that "[o]ur employees are (are not) covered by a collective bargaining agreement." Please revise the second to last sentence to clarify whether or not your employees are covered by a collective bargaining agreement. The aforementioned statement is unclear.

Management, page 5

14. We note your response to our prior comment 19 and reissue in part. We note that you have a number of related-party loans which have resulted in related-party loan receivables and payables. Please revise to include all of the information required by Item 404 of Regulation S-K related to these related-party loans.

Involvement in Certain Legal Proceedings, page 6

15. Please revise to cover the ten year look-back period required by Item 401(f) of
Regulation S-K.

Management's Discussion and Analysis, page 9

16. We note that the header descriptions in this section do not match the financial periods
referenced in the accompanying paragraphs. Please revise as applicable.

17. Please revise to ensure that the amounts presented in the year-end and interim results of
operations sections agree to the amounts disclosed in the included financial statements.

Liquidity and Capital Resources, page 10

18. We note your response to our prior comment 20 and reissue. We note your disclosure in
the first risk factor on page 11 that you have a two year expansion plan which
contemplates capital needs of $7 million and that you are negotiating a $2 million credit
line. Please revise the Management's Discussion and Analysis section to provide a
detailed discussion of your plan of operation, including a discussion of the milestones to
be achieved and the specific steps needed to accomplish each milestone. Also provide a
timeline for reaching each milestone and include a detailed analysis of the costs of each
step and how you intend to finance such projects. Please also revise to quantify your
expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months,
financing requirements. The discussion of your efforts to obtain additional capital should
describe the specific plans underway, risks and uncertainties regarding such plans, and
contingency plans in the event efforts underway are not successful in sufficient detail.
Please revise this section accordingly.

19. We note your disclosure in the first risk factor on page 11 that you are negotiating a $2
million credit line. We also note your disclosure in this section that you are planning to
raise $3.5 million in asset based finance. Please reconcile your disclosures in each
section to include the timing of the anticipated financing.

20. We note your disclosure that you are planning to raise $3.5 million from which you plan
to retire $1.5 million of debt and to acquire approximately 400 additional cars. Based on
the above, it appears that you will have approximately $2 million remaining to acquire
additional cars. We also note your disclosure that for each $1 million raised you will be
able to acquire approximately 125 additional cars. Based on the above, it appears that
you will only be able to acquire approximately 250 additional cars. Please reconcile your
estimates in this section.

Risk Factors, page 11

21. We note your response to our prior comment 21 and reissue. We note your disclosure in the first paragraph of this section of "[w]e have discussed all known material risks below, however, we may also be subject to additional risks and uncertainties not presently known to us or that we currently deem immaterial. If any of these known or unknown risks or uncertainties actually occur, our business could be harmed substantially." Please revise this paragraph to clarify that you have discussed all known material risks. If a risk is deemed immaterial, please do not reference it.

We may be subject to additional governmental regulation, page 11

22. We note your disclosure that your South African counsel has advised you that you are not subject to regulation under the Banks Act or the National Credit Act. This statement appears to be a legal conclusion that must be opined upon by counsel. Please revise to identify your South African counsel and to attribute the statement to such counsel. Please also confirm in your response that your South African counsel has consented to being named in this report. Alternatively, please delete this statement.

Financial Statements

Statements of Cash Flows

23. We note your revised presentation on page F-6 in response to our prior comment 27; however, we note from your most recent Form 10-K for the fiscal year ended February 29, 2012 and Form 10-Q for the quarter ended May 31, 2012 that you included the line item caption "change in cumulative translation adjustment" within operating activities of the statements of cash flows. As cumulative translation adjustments are recorded as part of accumulated other comprehensive income within equity, it is unclear why such amounts represent reconciling items of net loss to net cash used/ provided by operating activities. Please advise or revise your statements of cash flows accordingly.

Notes to the Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Revenue Recognition

24. We reissue our prior comment 28 in its entirety as we do not believe that your response or current disclosures in the filing to adequately address our concerns. You indicate from your response that revenue is recognized as earned on a daily basis over the term of the rental agreement which includes all administrative and rental fees charged at this

inception of the rental. As your disclosure on page 3 of the filing states that you charge your customers significant administrative and rental fees at the inception of the rental (normally approaching one quarter of the value of the car), it is unclear to us why no amounts related to deferred revenue are recorded on your balance sheet. Please explain to us citing the relevant technical accounting guidance used in determining your accounting treatment for these fees. As part of your response, tell us the term of a typical rental arrangement. Assuming a satisfactory response, revise your summary of significant accounting policies to disclose the revenue recognition treatment for such fees charged at the inception of the rental arrangement, including amounts related to deferred revenue and how they are recorded within your financial statements. We may have further comment upon receipt of your response.

Note 3. Debt and Other Obligations, page F-9

25. We note from your response to our prior comment 29 that the $898,840 are not due on demand and were classified as long-term liabilities. Please provide us with the repayment terms of these loans and provide us with copies of the agreements that govern your most significant loan balances outstanding at February 29, 2012 and May 31, 2012 which have no fixed repayment terms.

Note 6. Provision for Income Taxes, page F-10

26. We reissue our prior comment 30 in its entirety. We note no revisions have been made to the income tax footnote. As previously requested, please revise to provide the disclosures required by ASC 740-10-50, as applicable.

Unaudited Pro Forma Combined Financial Information

27. We note your response to our prior comment 31 and reissue in part. As previously requested, please reconcile the number of shares of common stock outstanding and cancelled as part of the reverse merger transaction. Based upon your disclosures on page 2 it appears that 126,500,000 shares were cancelled which differs from the amounts disclosed in the unaudited pro forma combined financial information of 121,250,000 shares.

Exhibit 10.1

28. We note your response to our prior comment 36 and reissue. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced schedules and specifically Schedule A. We also note your response indicates that the delivery of schedules was waived by the parties at closing. Please specifically advise whether Schedule A was delivered.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Special Counsel

cc: Via E-mail
       Frank Hariton, Esq.